Exhibit 99.1

Ballard Power Systems
Ballard Power Systems Inc.	4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Helps Power the Future

Residential Fuel Cell Delivery Ceremony Held at the Japanese Prime Minister’s Official Residence

For Immediate Release  — April 14, 2005

Vancouver, Canada — Ballard Power Systems (TSX:BLD, Nasdaq: BLDP) is pleased to announce that a public ceremony for the delivery of the world’s first commercial fuel cell power generator systems was held at the Japanese Prime Minister’s new official residence on April 8, 2005. A unit manufactured by Ebara Ballard Corporation was delivered by Tokyo Gas, the key component of which is Ballard Power System’s MK1030 one kilowatt fuel cell module.  The systems have been installed as part of Japan’s efforts to protect the environment and conserve energy through the promotion of fuel cell technology.  In 2005, the Japanese government has committed approximately US$23 million in subsidies for residential cogeneration systems to support the advancement of the technology and market.

Tokyo Gas Chairman Kunio Anzai noted that the cogeneration systems have the potential to reduce household energy use by 20% and carbon dioxide emissions by 30%.  In 2005, Tokyo Gas plans to install up to 200 units of the new systems in their supply area as part of their initial market launch.

Ballard Power Systems, in partnership with its Japanese joint venture, Ebara Ballard Corporation, has been involved in development of the cogeneration system for several years.  The result of strong technology and marketing collaboration and hundreds of thousands of hours of validation and field trials, the system integrates the Ballard MK1030 1 kilowatt liquid cooled cogeneration stack, Ebara Ballard’s balance of plant, and reforming technology developed by Tokyo Gas to convert natural gas from the pipeline into hydrogen to power the fuel cell cogeneration system.

The unique value proposition of the cogeneration system, which is installed directly at the homeowner’s location, is that it simultaneously generates electricity and hot water for the home, reducing dependency on grid-based power in a country with some of the world’s highest electricity rates, saves the customer money, and supports the Kyoto Accord CO2 reduction initiatives.

“The Japanese government continues to show tremendous foresight in its support of fuel cell initiatives through policy and promotion.  In many ways, Japan leads the world by example,” said Dennis Campbell, President and Chief Executive Officer, Ballard Power Systems.  “With the support of Tokyo Gas, the supply of our MK1030 fuel cell module and our close partnership in Ebara Ballard, we are proud to play a role in helping Japan and the world realize the potential of fuel cell technology today.”

For more information on the Limited Commercial Launch of the one kilowatt Residential Cogeneration System by TOKYO GAS visit http://www.ballard.com/be_a_customer/power_generation/fuel_cell_powergen/1kw_residential_cogeneration_system.

About Ballard

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.

To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

All figures are reported in US dollars, unless otherwise noted.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.  Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.